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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

  Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                     FIRSTPLUS HOME LOAN OWNER TRUST 1997-1
                    (Issuer with respect to the Securities)

                        FIRSTPLUS INVESTMENT CORPORATION
                    (Depositor of the Trust set forth above)
             (Exact name of Registrant as specified in its charter)

                  Nevada                                333-11855                        75-2596063
         (State of Incorporation)                  (Commission File No.)               (I.R.S. Employer
                                                                                      Identification No.)
        3773 Howard Hughes Parkway
                Suite 300N
            Las Vegas, Nevada                                                               89109
(Address of Principal executive offices)                                                 (Zip Code)

       Registrant's Telephone Number, Including Area Code: (702) 892-3772


            Title of each class of securities covered by this Form:

                                Class A-1 Notes
                                Class A-2 Notes
                                Class A-3 Notes
                                Class A-4 Notes
                                Class A-5 Notes
                                Class A-6 Notes
                                Class A-7 Notes
                                Class A-8 Notes
                                  Certificates


       Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains:

                                     None.
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       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    [ ]         Rule 12h-3(b)(1)(i)    [X]
       Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(1)(ii)   [ ]
       Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(i)    [ ]
       Rule 12g-4(a)(2)(ii)   [ ]         Rule 12h-3(b)(2)(ii)   [ ]
                                          Rule 15d-6  [X]


Approximate number of holders of record as of the certification or notice date:

                        Class A-1 Notes - 1 (Cede & Co.)
                        Class A-2 Notes - 1 (Cede & Co.)
                        Class A-3 Notes - 1 (Cede & Co.)
                        Class A-4 Notes - 1 (Cede & Co.)
                        Class A-5 Notes - 1 (Cede & Co.)
                        Class A-6 Notes - 1 (Cede & Co.)
                        Class A-7 Notes - 1 (Cede & Co.)
                        Class A-8 Notes - 1 (Cede & Co.)
     Certificates - 2 (Cede & Co. and FIRSTPLUS RESIDUAL HOLDINGS, INC.)


                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.


                                       FIRSTPLUS INVESTMENT CORPORATION



January 14, 1998                       By: /s/ Lee Reddin
                                           -----------------------------------
                                           Lee Reddin, Vice President





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